December 28, 2009
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	SS&C Technologies Holdings, Inc.
Registration Statement on Form S-1
Ladies and Gentlemen:
Submitted herewith for filing on behalf of SS&C Technologies Holdings, Inc. (the “Company”) is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $300,000,000 of Common Stock of the Company.
As you may recall, the Company previously filed a Registration Statement on Form S-1 (No. 333-143719, initially filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2007) relating to the registration of $200,000,000 of Common Stock of the Company (the “Prior Registration Statement”). The Prior Registration Statement was never declared effective and was withdrawn by the Company on October 29, 2008 since it no longer intended to conduct the offering of shares of Common Stock contemplated thereby due to market conditions.
This filing is being effected by direct transmission to the Commission’s EDGAR System. Pursuant to Rule 457(p) under the Securities Act, the Company is applying the filing fee of $6,140 associated with the unsold securities under the Prior Registration Statement, against the total filing fee of $21,390 due in connection with this registration statement. Accordingly, on December 24, 2009, in anticipation of this filing, the Company caused a filing fee of $15,250 to be wire transferred to the Commission’s account at the U.S. Bank in St. Louis, Missouri.
The Registration Statement relates to the Company’s initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.
Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

Securities and Exchange Commission
December 28, 2009

If you require additional information, please telephone either the undersigned at (617) 526-6418, or James R. Burke or Justin L. Ochs of this firm at (617) 526-6062 and (202) 663-6303, respectively.

Very truly yours,

/s/ John A. Burgess

John A. Burgess

cc:	William C. Stone
Stephen V.R. Whitman, Esq.
Barbara C. Jacobs, Esq.
James R. Burke, Esq.
Justin L. Ochs, Esq.